Exhibit 99.2

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jack TRUONG
Date of last notice	7 February 2018

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Not applicable
No. of securities held prior to change	Not applicable
Class	Not applicable
Number acquired	Not applicable
Number disposed	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable
No. of securities held after change	Not applicable
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions
Name of registered holder (if issued securities)	Not applicable
Date of change	17 August 2019 (US time) – Grant of RSUs

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Return on Capital Employed (ROCE) RSUs

ROCE RSUs subject to a ROCE hurdle based on the company’s average ROCE performance over a specified period and the Remuneration Committee’s potential exercise of negative discretion:

•    34,110 ROCE RSUs with a vesting date of 21/08/20
•    34,110 ROCE RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    55,938 ROCE RSUs with a vesting date of 17/08/21.

Pending grant subject to the prior approval of shareholders in accordance with Chapter 10 of the ASX Listing Rules (or an ASX waiver of this requirement being granted):

•    9,519 ROCE RSUs with a vesting date of 17/08/21.

Relative Total Shareholder Return (TSR) RSUs

TSR RSUs subject to a TSR hurdle based on the company’s TSR performance relative to it’s peer group:

•    61,726 TSR RSUs with a vesting date of 21/08/20
•    61,726 TSR RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    106,058 TSR RSUs with a vesting date of 17/08/21.

Pending grant subject to the prior approval of shareholders in accordance with Chapter 10 of the ASX Listing Rules (or an ASX waiver of this requirement being granted):

•    18,518 TSR RSUs with a vesting date of 17/08/21.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y
Change of Director’s Interest Notice

Interest acquired
Two separate supplemental grants of RSUs, as part of the FY2019 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2019 Annual General Meeting:

•    9,519 ROCE RSUs with a vesting date of 17/08/21.
•    18,518 TSR RSUs with a vesting date of 17/08/21.

Two separate grants of RSUs, as part of the FY2020 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2019 Annual General Meeting:

•    139,432 TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 years from the grant date; and
•    75,545 ROCE RSUs. These are subject to a ROCE hurdle based on the company’s average ROCE performance in FY2020-2022 and the Remuneration Committee’s exercise of negative discretion three years from the grant date

Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 4

Appendix 3Y
Change of Director’s Interest Notice

Interest after change
Return on Capital Employed (ROCE) RSUs

ROCE RSUs subject to a ROCE hurdle based on the company’s average ROCE performance over a specified period and the Remuneration Committee’s potential exercise of negative discretion:

•    34,110 ROCE RSUs with a vesting date of 21/08/20
•    34,110 ROCE RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    55,938 ROCE RSUs with a vesting date of 17/08/21.
•    9,519 ROCE RSUs with a vesting date of 17/08/21.
•    75,545 ROCE RSUs with a vesting date of 17/08/22

Relative Total Shareholder Return (TSR) RSUs

TSR RSUs subject to a TSR hurdle based on the company’s TSR performance relative to it’s peer group:

•    61,726 TSR RSUs with a vesting date of 21/08/20
•    61,726 TSR RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    106,058 TSR RSUs with a vesting date of 17/08/21.
•    18,518 TSR RSUs with a vesting date of 17/08/21.
•    139,432 TSR RSUs with a vesting date of 17/08/22.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 5